355 South Grand Avenue, Suite 100 Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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April 17, 2020 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric Envall

Sandra Hunter Berkheimer

Staff Attorneys

Office of Life Sciences

Re:	Mission Produce, Inc.

Submission No. 3 of Draft Registration Statement on Form S-1

Submitted April 17, 2020

CIK No. 1802974

Ladies and Gentlemen:

On behalf of our client, Mission Produce, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 3”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis on February 13, 2020 and a revised draft Registration Statement (“Submission No. 2”) on March 20, 2020. Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on April 2, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Submission No. 3, including copies which have been marked to show changes from Submission No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Except for page numbers appearing in the headings and Staff comments below (which are references to the Draft Submission), all page references herein correspond to the page of Submission No. 3.

April 17, 2020

Amendment #1 to Draft Registration Statement on Form S-1 submitted on March 20, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

1.

You state on page 50, “The increase in accounts receivable when compared to prior year […] primarily reflects an increase in days sales outstanding as of October 31, 2019.” We computed days sales outstanding in accounts receivable of 28 days at both October 31, 2018 and 2019. Please revise the disclosure to reconcile this discrepancy and explain how you computed days sales outstanding for all periods. In addition, we computed days sales outstanding in accounts receivable of 35.5 days at January 31, 2020 while you state “Increases in accounts receivable are due primarily to higher sales volumes in the preceding period relative to prior year end.” on page 49. Please revise your disclosure to more further explain the increase in accounts receivable at January 31, 2020 and address the increase in days sales outstanding or tell us why you believe additional explanation is not necessary.

Response: The Company calculated days outstanding in accounts receivables (“DSO”) of 28 days and 32 days as of October 31, 2018 and 2019, respectively. The Company computed DSO by dividing trade accounts receivable as of the fiscal year end by net sales for the last month in the fiscal year multiplied by the number of days in the month. This approach has the effect of calculating DSO based upon annualized sales. As the Company’s sales can fluctuate significantly from month to month, the Company has found that the annualization of revenues recorded in the last month of the fiscal year provides a more meaningful DSO calculation. Upon further consideration, the Company has removed reference to the days sales outstanding metric on page 50 and provided a more descriptive explanation as to why accounts receivable increased from October 31, 2018 to October 31, 2019.

With respect to increases in accounts receivable from October 31, 2019 to January 31, 2020, the DSO has increased from 28 to 35.5 using the Staff’s calculation methodology. However, using the Company’s internal methodology of annualizing sales from the last month of the period, the DSO would be approximately 31 at January 31, 2020, which is comparable to the prior period. Based on the Staff’s calculation, the DSO would have increased from 28 days to 35.5 days because 39% of the sales for the quarter ended January 31, 2020 occurred during January, as compared to 29% of the sales for the quarter ended October 31, 2019 occurring in October 2019. The Company’s Q1 sales are traditionally backloaded because of the buildup of retail avocado inventory to support Super Bowl promotions. The Company has modified the disclosure on page 49 to provide a more descriptive explanation as to why accounts receivable increased from October 31, 2019 to January 31, 2020.

2.

You state on page 49 “Decreases in accounts payable and accrued expenses are primarily attributed to the payment of annual incentive bonus in January 2020.” Please expand the disclosure to explain why annual incentive bonuses affects accounts payable, if true, or revise the disclosure as necessary. Also, while we note that accrued expenses decreased at January 31, 2020, accounts payable increased at January 31, 2020. Please revise the disclosure to explain why accounts payable increased at January 31, 2020.

Response: For purposes of discussing the impact of changes in accounts payable and accrued expenses on the Company’s operating cash flows, the Company previously combined the two accounts. The Company has revised the discussion on page 49 to separately discuss why accrued expenses decreased at January 31, 2020 and why accounts payable increased at January 31, 2020. The revised discussion clarifies that the annual incentive bonuses are included in accrued expenses.

Critical Accounting Estimates, Stock Based Compensation, page 54

3.

With regard to your response to comment 13, please revise to disclose the factors that contributed to the fair value increase of your shares from $159.90 per share at September 20, 2018 to $239.28 per share at October 29, 2019. In addition, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimate offering price.

Response: With respect to the critical accounting estimates related to stock based compensation on page 54, the Company has updated the disclosure to discuss the factors that contributed to the fair value increase in the value of the Company’s shares from $159.90 per share at September 20, 2018 to $239.28 per share at October 29, 2019. In addition, the Company will provide the Staff with the estimated offering price or range when it becomes available and will explain the reasons for any significant differences between recent valuations of the Company’s common stock and the estimated offering prices.

* * *

April 17, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc:	Stephen Barnard, Mission Produce, Inc.
Bryan Giles, Mission Produce, Inc.
Brent Epstein, Latham & Watkins LLP
Richard Truesdell, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP